UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

 ___________________________________

Innoviz Technologies Ltd.
(Name of Issuer)
Ordinary Shares, no par value per share
(Title of Class of Securities)
M5R635108
(CUSIP Number)
April 5, 2021
(Date of Event which Requires Filing of this Statement)

___________________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5R635108

1	NAMES OF REPORTING PERSONS Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,928,167 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,928,167 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,928,167 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
Includes 3,925,494 Ordinary Shares of Innoviz Technologies Ltd. (the “Issuer”) issuable upon the exercise of warrants directly held by Antara Capital Master Fund LP (“Antara Master Fund”). See Item 4 for transfer restrictions of certain Ordinary Shares.

(2)	Based on 129,820,963 Ordinary Shares of the Issuer outstanding as of April 5, 2021, based on information received from the Issuer.

CUSIP No. M5R635108

1	NAMES OF REPORTING PERSONS Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 10,928,167 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,928,167 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,928,167 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 3,925,494 Ordinary Shares of the Issuer issuable upon the exercise of warrants directly held by Antara Master Fund. See Item 4 for transfer restrictions of certain Ordinary Shares.
(2)	Based on 129,820,963 Ordinary Shares of the Issuer outstanding as of April 5, 2021, based on information received from the Issuer.

CUSIP No. M5R635108

1	NAMES OF REPORTING PERSONS Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 13,928,167 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,928,167 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,928,167 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(1)
Includes (i) 7,002,673 Ordinary Shares of the Issuer directly held by Antara Master Fund, (ii) 3,000,000 Ordinary Shares of the Issuer held by certain managed accounts for which Antara Capital LP serves as investment manager (the “Managed Accounts”) and (iii) 3,925,494 Ordinary Shares of the Issuer issuable upon the exercise of warrants directly held by Antara Master Fund. See Item 4 for transfer restrictions of certain Ordinary Shares.

(2)	Based on 129,820,963 Ordinary Shares of the Issuer outstanding as of April 5, 2021, based on information received from the Issuer.

CUSIP No. M5R635108

1	NAMES OF REPORTING PERSONS Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 13,928,167 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,928,167 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,928,167 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)
Includes (i) 7,002,673 Ordinary Shares of the Issuer directly held by Antara Master Fund, (ii) 3,000,000 Ordinary Shares of the Issuer held by the Managed Accounts and (iii) 3,925,494 Ordinary Shares of the Issuer issuable upon the exercise of warrants directly held by Antara Master Fund. See Item 4 for transfer restrictions of certain Ordinary Shares.

(2)	Based on 129,820,963 Ordinary Shares of the Issuer outstanding as of April 5, 2021, based on information received from the Issuer.

CUSIP No. M5R635108

1	NAMES OF REPORTING PERSONS Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 13,928,167 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,928,167 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,928,167 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes (i) 7,002,673 Ordinary Shares of the Issuer directly held by Antara Master Fund, (ii) 3,000,000 Ordinary Shares of the Issuer held by the Managed Accounts and (iii) 3,925,494 Ordinary Shares of the Issuer issuable upon the exercise of warrants directly held by Antara Master Fund. See Item 4 for transfer restrictions of certain Ordinary Shares.

(2)	Based on 129,820,963 Ordinary Shares of the Issuer outstanding as of April 5, 2021, based on information received from the Issuer.

Item 1(a)	Name of Issuer:
Innoviz Technologies Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2 Amal Street
Afek Industrial Park
Rosh HaAin, Israel
4809202

Item 2(a)	Name of Person Filing:
This Schedule 13G is being filed by
(i)	Antara Capital Master Fund LP (“Antara Master Fund”)
(ii)	Antara Capital Fund GP LLC (“Antara Fund GP”)
(iii)	Antara Capital LP (“Antara Capital”)
(iv)	Antara Capital GP LLC (“Antara GP”)
(v)	Himanshu Gulati (“Mr. Gulati”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Persons is:
500 Fifth Avenue, Suite 2320
New York, NY 10110

Item 2(c)	Citizenship:
(i)	Antara Master Fund is a Cayman Islands exempted limited partnership
(ii)	Antara Fund GP is a Delaware limited liability company
(iii)	Antara Capital is a Delaware limited partnership
(iv)	Antara GP is a Delaware limited liability company
(v)	Mr. Gulati is an individual and is a citizen of the United States.

Item 2(d)	Title of Class of Securities:
Ordinary Shares, no par value per share (“Ordinary Shares”)

Item 2(e)	CUSIP Number:
M5R635108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.
Antara Master Fund directly holds 7,002,673 Ordinary Shares.  Certain managed accounts for which Antara Capital serves as investment manager (the “Managed Accounts”) directly hold 3,000,000 Ordinary Shares.  Out of the total number of Ordinary Shares held by Antara Master Fund, 3,002,673 Ordinary Shares are subject to transfer restrictions, including a lock-up of 180 days after the closing of the Issuer’s business combination on April 5, 2021 (the “Closing”). In addition, Antara Master Fund directly holds warrants to purchase 3,925,494 Ordinary Shares (“Warrants”). The Warrants held by Antara Master Fund have an exercise price of $11.50 per Ordinary Share, are presently exercisable, and will expire five years after the Closing or earlier upon redemption or liquidation. The Warrants, and the Ordinary Shares underlying those Warrants should they be exercised, are also subject to the same transfer restrictions as those certain Ordinary Shares noted above, including a 180-day lock-up period after the Closing. The foregoing amounts do not include 197,962 Ordinary Shares to be issued to Antara Master Fund upon the satisfaction of certain earn-out conditions.
The Reporting Persons in the aggregate beneficially own approximately 10.4% of the Ordinary Shares outstanding, based on 129,820,963 Ordinary Shares of the Issuer outstanding as of April 5, 2021, based on information received from the Issuer.
Antara Fund GP is the general partner of Antara Master Fund and may be deemed to beneficially own the securities of the Issuer held directly by Antara Master Fund. Antara GP is the general partner of Antara Capital. Antara Capital is the investment manager of the Antara Master Fund and the Managed Accounts.  Mr. Gulati is the sole member of Antara Fund GP and Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of the Issuer held directly by Antara Master Fund and the Managed Accounts.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 14, 2021

ANTARA CAPITAL MASTER FUND LP

By:	Antara Capital LP
Not in its individual corporate capacity, but solely as Investment Advisor and agent

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL LP

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati, an individual

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of April 14, 2021, by and among Antara Capital Master Fund LP, Antara Capital LP, Antara Capital GP LLC, Antara Capital Fund GP LLC, and Himanshu Gulati.

Exhibit 99.1
JOINT FILING AGREEMENT
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing of Antara Capital Master Fund LP, Antara Capital Fund GP LLC, Antara Capital LP, Antara Capital GP LLC  and Himanshu Gulati, on behalf of each of them of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Innoviz Technologies Ltd., and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of April 2021.

ANTARA CAPITAL MASTER FUND LP

By:	Antara Capital LP
Not in its individual corporate capacity, but solely as Investment Advisor and agent

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL LP

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati, an individual